Exhibit (a)(5)

Citadel Broadcasting Corporation

CITADEL BROADCASTING CORPORATION ANNOUNCES

THE COMPLETION OF THE

OFFER TO PURCHASE AND EXCHANGE FOR ITS

1.875% CONVERTIBLE SUBORDINATED NOTES DUE 2011

Las Vegas, NV – June 6, 2008 – Citadel Broadcasting Corporation (NYSE: CDL) (the “Company”) today announced that it has completed its offer (the “Offer”) to purchase, on a pro rata basis, up to an aggregate principal amount of $55.0 million its 1.875% Convertible Subordinated Notes due 2011 (the “Existing Notes”) for a price of $900 per $1,000 principal amount of the Existing Notes, and to exchange all Existing Notes validly tendered and not withdrawn in excess of $55.0 million for an equal amount of its newly authorized Amended and Restated Convertible Subordinated Notes due 2011 (the “Amended Notes”).

Pursuant to the Offer, $329.474 million aggregate principal amount of the Company’s Existing Notes (of which $330.0 million aggregate principal amount were previously outstanding) were validly tendered and not withdrawn. The Company accepted all of the tendered Existing Notes. As a result, $526,000 aggregate principal amount of Existing Notes remain outstanding and $274.474 million aggregate principal amount of Amended Notes will be issued.

About Citadel Broadcasting Corporation

Citadel Broadcasting Corporation is the third largest radio group in the United States, with a national footprint reaching more than 50 markets. Citadel is comprised of 165 FM and 58 AM stations in the nation’s leading markets, in addition to the ABC Radio Network business, which is one of the three largest radio networks in the United States.

CONTACT: Citadel Broadcasting Corporation

Patricia Stratford, (212) 887-1670